As filed with the Securities and Exchange Commission on April 17, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No. 2)

CREXUS INVESTMENT CORP.
(Name of the Issuer)

CREXUS INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan

Chief Executive Officer and President
CreXus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
Tel: (646) 829-0160

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPY TO:

Gilbert G. Menna

John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$875,829,120	$119,463

* The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CreXus Investment Corp., a Maryland corporation (the “Company”), other than Shares owned by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, at a purchase price of $13.05206 per Share, net to the seller in cash. As of March 15, 2013, there were 76,630,528 Shares issued and outstanding, of which 9,527,778 Shares are owned by Annaly. As a result, this calculation assumes the purchase of 67,102,750 Shares.

** The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO (File No. 005-85012)	Date Filed: March 18, 2013

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Purpose of Amendment

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Transaction Statement on Schedule 13E-3, together with the exhibits thereto filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2013 by CreXus Investment Corp., a Maryland corporation (the “Company”), as amended and supplemented (the “Schedule 13E-3” or “Transaction Statement”). The filing person is the subject company. This Schedule 13E-3 relates to the offer (the “Offer”) by CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and wholly-owned subsidiary of Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company that it does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO (the “Schedule TO”) filed by Annaly and Acquisition, which contains as exhibits an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

The information in the Schedule 13E-3 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in Amendment No. 2. Capitalized terms used in the Amendment No. 2 without definition shall have the meanings specified in the Schedule 13E-3.

The information contained in the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, filed by the Company with the SEC on April 17, 2013, a copy of which is attached hereto as Exhibit (a)(2)(D), and the information contained in the Tender Offer Statement (Amendment No. 4) on Schedule TO, filed by Annaly with the SEC on April 17, 2013, a copy of which is attached hereto as Exhibit (a)(1)(I), is incorporated herein by reference and hereby amends, supplements and restates, as the case may be, the Schedule 13E-3.

Item 15.	Additional Information.

Item 15(c) of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

“Expiration of the Offer and Exercise of Percentage Increase Option

The Offer expired at 5:00 p.m., New York City Time on April 16, 2013 (the “Expiration Time”). The Depositary for the Offer has advised Annaly and Acquisition that, as of such time, an aggregate of approximately 55,225,336 Shares were tendered into, and not withdrawn from, the Offer (including 2,318,138 Shares tendered by notices of guaranteed delivery) representing approximately 82.3% of the outstanding Shares not previously held by Annaly. Acquisition has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

Acquisition has exercised the percentage increase option, pursuant to the terms of the Merger Agreement, to purchase directly from the Company 42,143,620 Shares at a purchase price of $13.05206 per Share. These Shares represent the number of Shares sufficient, when added to the number of Shares purchased by Acquisition in the Offer, to give Acquisition ownership of one Share more than 90% of the Company’s then outstanding Shares.

The Company will be delisted from the New York Stock Exchange as promptly as practicable following the date hereof. In addition, as promptly as practicable following the exercise of the percentage increase option and upon notice to the Company’s stockholders under Section 3-106 of the MGCL, Acquisition will be merged with and into the Company through a short-form merger under Section 3-106 of the MGCL, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Annaly. Upon completion of the short-form merger, each outstanding Share that was not acquired by Acquisition in the Offer (other than any Shares owned by Annaly or its affiliates, Acquisition, or the Company), will be canceled and converted into the right to receive $13.05206 per Share, without interest and less any required withholding taxes. This is the same price per Share paid in the Offer.”

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(1)(I)	Tender Offer Statement (Amendment No. 4) on Schedule TO (the “Schedule TO”) (incorporated by reference to the Schedule TO filed by Annaly and Acquisition with the SEC on April 17, 2013).

(a)(2)(D)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on April 17, 2013).

(a)(5)(D)	Joint Press Release issued by the Company and Annaly, dated April 17, 2013 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2013	CREXUS INVESTMENT CORP.

	By:	/s/ Kevin Riordan
	Name:	Kevin Riordan
	Title:	Chief Executive Officer and President